FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following regulated information, disseminated pursuant to DTR 6.3.5, comprises the Notice of Annual General Meeting for 2014, which was sent to shareholders of HSBC Holdings plc on 25 March 2014.

HSBC Holdings plc
Notice of Annual General Meeting
at 11.00am on Friday, 23 May 2014
Barbican Hall, Barbican Centre, London EC2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you have sold or transferred all your shares in HSBC Holdings plc (the "Company") you should at once forward this document and all accompanying documents to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document. The ordinary shares of the Company trade under stock code 5 on The Stock Exchange of Hong Kong Limited.

A Chinese translation of this Notice of Annual General Meeting is available at www.hsbc.com. Alternatively, the Chinese translation of this and future documents may be obtained by contacting the Company's Registrar (see page 24).

Contents

1. Chairman's letter………………………………………………………………………….	1
2. Notice of Annual General Meeting……………………..…..…………….……………….	5
3. Explanatory notes ………………..…………………………………………………..	9
4. Information about the Annual General Meeting….………………..………………………	21
5. General information….…………………………………………………………………….	24
6. Appendices………………………………………………………………………………...	25
7. How to send us a question you would like to have addressed at the Annual General Meeting……………….……………….……………….……………….……………….	33

Access

The Barbican Centre is accessible by wheelchair. The auditorium is fitted with an induction loop. Parking spaces are available for disabled drivers.

To help us ensure the Annual General Meeting is fully accessible to all shareholders, please contact Kate Hudson (telephone +44 (0)20 7992 1503, email kate.hudson@hsbc.com) if you have any particular access or other needs.

Security

Security checks will be carried out on entry to the Annual General Meeting. Shareholders are reminded that cameras and recording equipment will not be allowed and all mobile telephones must be switched off or to silent. Shareholders are encouraged to deposit coats and bags in the cloakrooms provided.

25 March 2014

Dear Shareholder

I am pleased to invite you to the HSBC Holdings plc 2014 Annual General Meeting ("AGM") at the Barbican Centre, London, starting at 11.00am on Friday, 23 May 2014. I hope you will be able to join us but if you are unable to attend in person, you may watch the meeting live via a webcast which can be accessed through www.hsbc.com/agmwebcast.

Notice of the AGM and particulars of the business to be considered at the meeting are enclosed with this letter. The AGM is an important occasion for us to update you on our progress over the past year and on our priorities in the coming year. We look forward to our dialogue with you. I want to take this opportunity to highlight a number of important items of business at this year's AGM.

The first item of business concerns our Annual Report and Accounts for the year ended 31 December 2013 ("Annual Report and Accounts"). You will have noted that the structure of our Annual Report and Accounts differs from previous years. With the objective of facilitating shareholders' understanding of the Company's business and the risks and uncertainties it faces, as well as helping shareholders to assess management performance, UK companies are now required to produce a strategic report. This is in addition to the directors' report and the remuneration report, which, together with the corporate governance report and the financial statements, form our Annual Report and Accounts. For 2013 we have also produced a stand-alone Strategic Report which is much shorter, and therefore more digestible, than our Annual Report and Accounts and replaces the annual review produced in previous years. It contains the same information found in the strategic report section of our Annual Report and Accounts and focuses on HSBC's strategy and business model and the principal risks and challenges we face. I hope you find this useful and informative.

A new item on the agenda this year is a resolution seeking shareholder approval of our remuneration policy for Directors which is contained within the Directors' Remuneration Report. Under new legal requirements, shareholder approval is required for the remuneration arrangements for Directors within a policy framework designed to apply for three years, after which time shareholders will be invited to approve arrangements for the next three year period. The policy sets out for shareholders what we propose to pay our Directors, particularly our executive Directors, to ensure that their remuneration arrangements are competitive and their incentives are aligned with the interests of you, our shareholders, and other key stakeholders, to create long term sustainable returns within HSBC's approved strategy and risk appetite. Application of the policy will be overseen by the Group Remuneration Committee.

Separately, we are also seeking shareholder approval to increase the extent to which we can use variable pay awards within total reward packages for our most senior executives, including executive Directors, and those designated as material risk takers. I should stress that this approval is not designed to increase overall levels of remuneration but to minimise the increase in fixed costs that would otherwise occur. Also, by deferring a greater proportion of pay than would otherwise be possible, the Group Remuneration Committee believes it is replicating, so far as it is able, features of the existing remuneration arrangements supported by shareholders, which allow meaningful downward adjustment to prior rewards, when circumstances dictate.

The key element driving this redesign of our reward strategy is the European Union ("EU") Capital Requirements Directive IV ("CRD IV") which introduced new regulatory requirements for remuneration within EU-based banking groups and which came into effect on 1 January 2014.  This legislation would, inter alia, restrict the amount of variable pay awards throughout HSBC to no more than 100 per cent of fixed pay for impacted employees, absent shareholder approval to increase the variable pay component. In seeking to apply CRD IV, one of the main concerns facing banks headquartered in the EU with substantial international businesses is the absence of a level playing field relative to banks that are headquartered outside the EU that do not have to comply with these requirements. This presents real challenges for HSBC to remain competitive, protect our international businesses and retain talent in our key markets. This is particularly pertinent when the majority of our profits and material risk takers reside outside the EU. We are therefore asking shareholders to pass a resolution giving the Group Remuneration Committee the authority permitted by CRD IV to make variable pay awards of up to two times an individual's fixed pay where that individual is subject to the CRD IV restrictions.  This matter is extremely important to HSBC's continuing competitiveness. I hope that the comprehensive disclosures about our remuneration strategy and structure together with details of individual awards in this year's remuneration report will help to answer questions you may have.

At the conclusion of this meeting, John Coombe and James Hughes-Hallett will retire. They have both contributed significantly to our Company and, on behalf of the Board, I would like to thank them for their commitment over many years. We are delighted to welcome four new faces to the Board, Kathleen Casey, Sir Jonathan Evans and Marc Moses, who were appointed since the last AGM, as well as Jonathan Symonds, whose appointment will take effect on 14 April 2014. All four will be standing for election at the AGM. Their biographical details and those of the Directors who will be seeking re-election can be found on pages 12 to 17.

We are asking shareholders to approve the reappointment of KPMG Audit Plc ("KPMG") as auditor of the Company and to authorise the Group Audit Committee to determine their remuneration. KPMG has been the Company's auditor since 1991 and, as we announced in August 2013, if reappointed by shareholders, will undertake the audit of our consolidated accounts for the year ending 31 December 2014 before resigning. PricewaterhouseCoopers LLP ("PwC") will be appointed by the Board with effect from 1 January 2015. The appointment of PwC will be recommended to shareholders for approval at the 2015 Annual General Meeting.

At the AGM we will again be seeking a general authority to allot shares both on a pre-emptive and non-pre-emptive basis. We are seeking to increase the level of this general allotment authority to bring it more into line with those authorities typically sought by most UK and Hong Kong listed companies. We will also seek shareholder authority to make market purchases of up to 10 per cent of our own shares. These resolutions satisfy the institutional shareholder guidelines in the UK, whilst also complying with the Hong Kong Stock Exchange Listing Rules.

Our policy to maintain a strong capital base is unchanged and we have no immediate plans to purchase ordinary shares. As we execute our strategy, however, it makes sense to keep under review the capital we hold. The authority to make market purchases, if approved by shareholders, will give us the flexibility to take action if we feel it is in the interests of the Company and shareholders to do so. In addition to the general allotment authorities referred to above, we will seek shareholder approval for the Directors to create and issue contingent convertible securities that automatically convert into, or are exchanged for, ordinary shares in HSBC in prescribed circumstances, such as HSBC Group's capital ratios falling below a certain level. Under the prudential regulatory requirements arising from CRD IV, banks are permitted to hold up to 1.5 per cent of their risk weighted assets in the form of Additional Tier 1 Capital such as contingent convertible securities. The issue of these securities will allow HSBC greater flexibility to manage its capital in the most efficient and economical way for shareholders. Further details are set out on page 20 and in Appendix 1.

As in previous years, our final resolution seeksthe authority for general meetings (other than annual general meetings) to be called by giving a minimum of 14 days' notice.

Your Board considers that the proposals set out in this Notice of AGM are in the best interests of the Company and its shareholders and recommends that you should vote in favour of all resolutions. The Directors intend to do so in respect of their own beneficial holdings, except in relation to certain resolutions in which they may be considered to be interested, being Resolution 2 regarding the Directors' remuneration policy and Resolution 4 regarding the cap on variable pay, where the executive Directors will not vote.

A form of proxy is enclosed or can be accessed at www.hsbc.com/proxy. Whether or not you propose to attend the AGM, I encourage you to complete and submit a form of proxy. Appointing a proxy will not prevent you from attending the AGM and voting in person, if you subsequently find that you are able to do so.

I look forward to welcoming you to the 2014 AGM.

Yours sincerely

D J Flint

Group Chairman

HSBC Holdings plc
Incorporated in England with limited liability. Registered in England: number 617987
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom

HSBC Holdings plc

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of HSBC Holdings plc will be held at the Barbican Hall, Barbican Centre, London EC2 on Friday 23 May 2014 at 11.00am to consider, and if thought fit, pass the resolutions below.  Resolutions 1 to 3, 5 to 8 and 10 to 12 will be proposed as ordinary resolutions. Resolution 4 will be proposed as a resolution with the voting thresholds specified in the explanatory notes accompanying this Notice. Resolutions 9, 13 and 14 will be proposed as special resolutions:

1.   Annual Report and Accounts

To receive the Annual Accounts and Reports of the Directors and of the Auditor for the year ended 31 December 2013;

2.   Directors' remuneration policy

To approve the Directors' remuneration policy set out on pages 381 to 392 of the Directors' Remuneration Report contained within the Annual Report and Accounts for the year ended 31 December 2013;

3.   Directors' Remuneration Report

To approve the Directors' Remuneration Report (other than the part containing the Directors' remuneration policy) set out on pages 378 to 407 of the Annual Report and Accounts for the year ended 31 December 2013;

4.   Variable pay cap

THAT the Company and its subsidiaries be authorised to apply a ratio in relation to the fixed and variable components of remuneration for individuals whom the Company has determined to be Remuneration Code staff (as such term is defined in the Remuneration Code published by the United Kingdom Prudential Regulation Authority, as amended from time to time) such that the variable component of total remuneration for such an individual does not exceed 200 per cent of the fixed component of the total remuneration for that individual;

5.   Election and re-election of Directors

To elect or re-elect by separate resolutions each of:

(a)	Kathleen Casey;	(j)	Renato Fassbind;
(b)	Sir Jonathan Evans;	(k)	Douglas Flint;
(c)	Marc Moses;	(l)	Stuart Gulliver;
(d)	Jonathan Symonds;	(m)	Sam Laidlaw;
(e)	Safra Catz;	(n)	John Lipsky;
(f)	Laura Cha;	(o)	Rachel Lomax;
(g)	Marvin Cheung;	(p)	Iain Mackay; and
(h)	Joachim Faber;	(q)	Sir Simon Robertson
(i)	Rona Fairhead;

6.   Reappointment of auditor

To reappoint KPMG Audit Plc as auditor of the Company to hold office until the completion of the audit of the consolidated accounts for the year ending 31 December 2014;

7. Remuneration of auditor

To authorise the Group Audit Committee to determine the auditor's remuneration;

8. Authority to allot shares

THAT the Directors be generally and unconditionally authorised pursuant to and for the purposes of section 551 of the UK Companies Act 2006 (the "Act") to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company:

(a)   up to an aggregate nominal amount of US$1,886,422,044 (such amount to be restricted to the extent that any allotments or grants are made under paragraphs (b) or (c) of this resolution so that in total no more than
        US$3,144,036,740 can be allotted or granted under paragraphs (a) and (b) of this resolution and no more than US$6,288,073,480 can be allotted under paragraphs (a), (b) and (c)), such authority to include the allotment of ordinary shares and rights to subscribe for, or to convert any security into, ordinary shares pursuant to the terms of any share plan for employees of the Company or any of its subsidiary undertakings; and

(b)   up to an aggregate nominal amount of US$3,144,036,740 (such amount to be restricted to the extent that any allotments or grants are made under paragraphs (a) or (c) of this resolution so that in total no more than
        US$3,144,036,740 can be allotted or granted under paragraphs (a) and (b) of this resolution and no more than US$6,288,073,480 can be allotted under paragraphs (a), (b) and (c)) in connection with:

(i) an offer or invitation to:

(A) holders of ordinary shares in proportion (as nearly as may be practicable) to the respective number of ordinary shares held by them; and

(B)       holders of other securities, bonds, debentures or warrants which, in accordance with the rights attaching thereto, are entitled to participate in such an offer or invitation or as the Directors consider necessary, but in each case subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to record dates, fractional entitlements, treasury shares or securities represented by depositary receipts or having regard to any restrictions, obligations, practical or legal problems under the laws of or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; and

(ii) any scrip dividend scheme or similar arrangements implemented in accordance with the Articles of Association of the Company; and

(c)   comprising equity securities (as defined in section 560 of the Act) up to an aggregate nominal amount of US$6,288,073,480 (such amount to be restricted to the extent that any allotments or grants are made under paragraphs (a) or
        (b) of this resolution so that in total no more than US$6,288,073,480 can be allotted pursuant to paragraphs (a), (b) and (c) of this resolution) in connection with a rights issue to:

(i) holders of ordinary shares in proportion (as nearly as may be practicable) to the respective number of ordinary shares held by them; and

(ii)   holders of other securities, bonds, debentures or warrants which, in accordance with the rights attaching thereto, are entitled to participate in such an issue or invitation or as the Directors consider necessary, but in each case subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to record dates, fractional entitlements, treasury shares or securities represented by depositary receipts or having regard to any restrictions, obligations, practical or legal problems under the laws of or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; and

(d)   up to an aggregate nominal amount of £150,000 (in the form of 15,000,000 non-cumulative preference shares of £0.01 each), €150,000 (in the form of 15,000,000 non-cumulative preference shares of €0.01 each) and US$150,000 (in the form of 15,000,000 non-cumulative preference shares of US$0.01 each)

provided that, otherwise than pursuant to an allotment or grant pursuant to paragraphs (b), (c) and (d) of this resolution or an allotment or grant pursuant to the terms of any share plan for employees of the Company or any of its subsidiary undertakings, the nominal amount of shares to be allotted or rights to subscribe for, or to convert any security into, shares to be granted by the Directors pursuant to this authority wholly for cash shall not in aggregate exceed US$471,605,511 (being equal to approximately 5 per cent of the ordinary shares in issue on 14 March 2014), and such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2015 or at the close of business on 30 June 2015, whichever is the earlier, save that this authority shall allow the Company before the expiry of this authority to make offers or agreements which would or might require shares to be allotted or rights to subscribe for, or to convert any security into, shares to be granted after such expiry and the Directors may allot shares or grant rights to subscribe for, or to convert any security into, shares (as the case may be) in pursuance of such offers or agreements as if the authority conferred hereby had not expired;

9. Disapplication of pre-emption rights

THAT, subject to the passing of Resolution 8 set out in the Notice convening this meeting, the Directors be and are hereby empowered pursuant to sections 570 and 573 of the UK Companies Act 2006 (the "Act") to allot equity securities (within the meaning of section 560 of the Act) for cash either pursuant to the authority granted by Resolution 8 set out in the Notice convening this meeting or by way of a sale of treasury shares as if section 561(1) of the Act did not apply to any such allotment or sale, provided that this power shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2015 or at the close of business on 30 June 2015, whichever is the earlier, save that this power shall allow the Company before the expiry of this power to make offers or agreements which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offers or agreements as if the power conferred hereby had not expired;

10.  Addition of any repurchased shares to general authority to allot shares

THAT the authority granted to the Directors to allot shares or grant rights to subscribe for, or convert any security into, shares in the Company pursuant to paragraph (a) of Resolution 8 set out in the Notice convening this meeting be extended by the addition of such number of ordinary shares of US$0.50 each representing the nominal amount of the Company's share capital repurchased by the Company under the authority granted pursuant to Resolution 11 set out in the Notice convening this meeting, to the extent that such extension would not result in any increase in the authority to allot shares or grant rights to subscribe for or convert securities into shares pursuant to paragraphs (b) and (c) of Resolution 8 set out in the Notice convening this meeting;

11.  Purchases of Ordinary Shares by the Company

THAT the Company be and is hereby generally and unconditionally authorised for the purposes of section 701 of the UK Companies Act 2006 (the "Act") to make market purchases (within the meaning of section 693 of the Act) of ordinary shares of US$0.50 each ("Ordinary Shares") and on such terms and in such manner as the Directors shall from time to time determine provided that:

(a) the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 1,886,422,044 Ordinary Shares;

(b)   the minimum price (exclusive of expenses) which may be paid for each Ordinary Share is US$0.50 or the equivalent in the relevant currency in which the purchase is effected calculated by reference to the spot rate of exchange for the purchase of United States dollars with such other currency as quoted by HSBC Bank plc in the London Foreign Exchange Market at or about 11.00am (London time) on the business day (being a day on which banks are ordinarily open for the transaction of normal banking business in London) prior to the date on which the Ordinary Share is contracted to be purchased, in each case such rate to be the rate as conclusively certified by an officer of
        HSBC Bank plc;

(c)   the maximum price (exclusive of expenses) which may be paid for each Ordinary Share is the lower of (i) 105 per cent of the average of the middle market quotations for the Ordinary Shares (as derived from the Daily Official List of
        London Stock Exchange plc) for the five dealing days immediately preceding the day on which the Ordinary Share is contracted to be purchased or (ii) 105 per cent of the average of the closing prices of the Ordinary Shares on
        The Stock Exchange of Hong Kong Limited for the five dealing days immediately preceding the day on which the Ordinary Share is contracted to be purchased, in each case converted (where relevant) into the relevant currency in which the purchase is effected calculated by reference to the spot rate of exchange for the purchase of such currency with the currency in which the quotation and/or price is given as quoted by HSBC Bank plc in the London
        Foreign Exchange Market at or about 11.00am (London time) on the business day prior to the date on which the Ordinary Share is contracted to be purchased, in each case such rate to be the rate as conclusively certified by an officer of HSBC Bank plc;

(d)   unless previously revoked or varied this authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2015 or at the close of business on 30 June 2015, whichever is the earlier; and

(e)   the Company may prior to the expiry of this authority make a contract or contracts to purchase Ordinary Shares under this authority which will or may be completed or executed wholly or partly after such expiry and may make a purchase of Ordinary Shares pursuant to any such contract or contracts as if the authority conferred hereby had not expired;

12.  Additional authority to allot equity securities in relation to the issue of Contingent Convertible Securities

THAT, in addition to the authority granted pursuant to Resolution 8 set out in the Notice convening this meeting (if passed), the Directors be generally and unconditionally authorised pursuant to and for the purposes of section 551 of the UK Companies Act 2006 (the "Act") to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company up to an aggregate nominal amount of US$2,250,000,000 in relation to any issue by the Company or any member of the HSBC Group of Contingent Convertible Securities that automatically convert into or are exchanged for ordinary shares in the Company in prescribed circumstances ("CCSs") where the Directors consider such an issue of CCSs would be desirable in connection with, or for the purposes of, complying with or maintaining compliance with the regulatory capital requirements or targets applicable to the HSBC Group from time to time and otherwise on terms as may be determined by the Directors, and such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2015 or at the close of business on 30 June 2015, whichever is the earlier, save that this authority shall allow the Company before the expiry of this authority to make offers or agreements which would or might require shares to be allotted or rights to subscribe for, or to convert any security into, shares to be granted after such expiry and the Directors may allot shares or grant rights to subscribe for, or to convert any security into, shares (as the case may be) in pursuance of such offers or agreements as if the authority conferred hereby had not expired.

13.  Limited disapplication of pre-emption rights in relation to the issue of Contingent Convertible Securities

THAT, in addition to the power contained in Resolution 9 set out in the Notice convening this meeting and subject to the passing of Resolution 12 set out in the Notice convening this meeting, the Directors be and are hereby empowered pursuant to sections 570 and 573 of the UK Companies Act 2006 (the "Act") to allot equity securities (within the meaning of section 560 of the Act) for cash either pursuant to the authority granted by Resolution 12 set out in the Notice convening this meeting or by way of a sale of treasury shares as if section 561(1) of the Act did not apply to any such allotment or sale, provided that this power shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2015 or at the close of business on 30 June 2015, whichever is the earlier, save that this power shall allow the Company before the expiry of this power to make offers or agreements which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offers or agreements as if the power conferred hereby had not expired.

14. Notice of general meetings

THAT the Company hereby approves general meetings (other than annual general meetings) being called on a minimum of 14 clear days' notice.

By order of the Board

B J S Mathews	25 March 2014

Group Company Secretary

HSBC Holdings plc
Incorporated in England with limited liability. Registered in England: number 617987
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom

Explanatory notes

Information about the business to be considered at the AGM is set out below.

These explanatory notes should be read in conjunction with the Annual Report and Accounts in respect of the year ended 31 December 2013. This Notice of AGM, the Annual Report and Accounts and the Strategic Report are available on our website, www.hsbc.com.

For the purpose of this Notice, the issued share capital of the Company with voting rights on 14 March 2014, being the latest practicable date prior to the printing of this document, was 18,864,220,440 ordinary shares of US$0.50 each.

1.   Annual Report and Accounts

The purpose of this item is for shareholders to receive and consider the Annual Accounts and the Reports of the Directors and of the Auditor for the year ended 31 December 2013.

2.   Directors' remuneration policy

The purpose of this item is to seek shareholder approval of the remuneration policy set out on pages 381 to 392 of the Directors' Remuneration Report in the Annual Report and Accounts. New legislation in the UK requires the remuneration policy to be put to shareholders for approval at least every three years. The vote is by way of ordinary resolution but it is binding, meaning that payments to Directors may only be made if within the confines of the approved policy. The policy sets out how the Company proposes to pay the Directors, including every element of remuneration to which a Director may be entitled and how the policy supports the Company's long-term strategy and performance. It also includes details of the Company's approach to recruitment and loss of office payments. If the Company wishes to make changes to the remuneration policy it will have to put a new policy to shareholders for approval at a general meeting. Once the remuneration policy has been approved by shareholders, the Company will only be able to make remuneration payments to current and prospective Directors and loss of office payments to current or past Directors which are permitted within the limits of the policy unless the payment has been approved by a separate shareholder resolution. If approved by shareholders, the policy will apply for a three-year term from the conclusion of the 2014 AGM, to the extent it remains unchanged.Therefore, the next time shareholders will be asked to approve the policy will be at the 2017 Annual General Meeting, unless any approval is required earlier.Given the interests of the executive Directors in particular in the remuneration policy being approved, the executive Directors have agreed that they will abstain from voting on Resolution 2.

3.   Directors' Remuneration Report

The purpose of this item is to seek shareholder approval of the Directors' Remuneration Report for the year ended 31 December 2013 (other than the part containing the Directors' remuneration policy which is covered by Resolution 2). The Directors' Remuneration Report is contained in the Annual Report and Accounts on pages 378 to 407. The vote on the Directors' Remuneration Report is advisory in nature and does not affect the actual remuneration paid to any Director.

4.   Variable pay cap

This item seeks shareholder approval to enable the Group Remuneration Committee to have the flexibility to increase the ratio of variable pay relative to fixed pay to up to 200 per cent of fixed pay for employees impacted by new European Union ("EU") Directive pay restrictions. The EU Capital Requirements Directive ("CRD IV"), as implemented by the Prudential Regulation Authority ("PRA") in the UK, has introduced a restriction on the ratio between fixed and variable components of total remuneration for Remuneration Code staff with effect from 1 January 2014, which would restrict maximum variable pay to 100 per cent of fixed pay.  In respect of remuneration awarded for services or performance from 1 January 2014, HSBC is permitted under the legislation to set a higher ratio between the fixed and variable components of total remuneration for Remuneration Code staff (so that their variable component cannot exceed 200 per cent of their fixed component) provided that the higher ratio is approved by shareholders.

Increasing this flexibility in the structure of reward is extremely important to HSBC. As a worldwide business, a significant number of our Remuneration Code staff, based on the final draft of the European Banking Authority's regulatory technical standards on criteria for identifying such individuals ("EBA Standards"), are based outside the EU. In these key markets, most of our international peers and domestic competitors do not have to comply with similar pay restrictions. HSBC is therefore seeking shareholder approval to increase the ratio to up to the maximum permitted under CRD IV so as to ensure that it can continue to remain competitive and minimise any disadvantages in its ability to recruit and retain key employees. The increase in the ratio would also give HSBC the ability to minimise the increase in fixed remuneration costs that would otherwise be required and so help to maintain greater flexibility on pay.  It will also enable us to defer a larger quantum of variable pay that could be subject to malus (i.e. reduction or cancellation of unvested variable pay awards) than would be the case if the variable component of remuneration was restricted to up to 100 per cent of the fixed component of remuneration.

Remuneration Code staff are those whose professional activities have a material impact on the risk profile of the HSBC Group and which, for this purpose, includes material risk takers. Based on the final draft of the EBA Standards, as at January 2014, some 1,300 individuals are estimated to be affected by the requirement that the variable component of their total remuneration should not exceed 100 per cent of their fixed component, meaning that it would be necessary to consider an increase in fixed pay for these individuals to avoid a reduction in their total remuneration. These individuals are employed across a range of functional accountabilities, including Senior Management, Global Banking & Markets, Global Private Banking, Retail Banking & Wealth Management, Commercial Banking, Global Functions and HSBC Technology Services.

Should approval be obtained to increase the variable component of remuneration to up to 200 per cent of fixed remuneration, the number of individuals estimated to be restricted by this increased ratio would reduce to approximately 500 individuals, thereby reducing the number for whom an increase in fixed pay or provision of a fixed pay allowance would need to be considered.

The Directors consider that increasing the ratio between fixed and variable components of total remuneration for Remuneration Code staff so that variable pay cannot exceed 200 per cent of fixed pay will have no impact on the HSBC Group's requirement to maintain a sound capital base.

The voting thresholds in relation to this resolution are specified in CRD IV and in the PRA's Remuneration Code.  For it to be passed, the resolution must be approved by at least 66 per cent of the shareholders who vote on the resolution (in person or by proxy), provided shareholders representing not less than 50 per cent of the total voting rights are represented at the meeting (in person or by proxy).  If shareholders representing less than 50 per cent of the total voting rights are represented at the meeting (in person or by proxy), then the resolution must be approved by not less than 75 per cent of the shareholders who vote on the resolution (in person or by proxy).

Remuneration Code staff with an interest in the proposed higher ratio (which, for this purpose, includes the executive Directors but does not include the non-executive Directors) and who hold shares in the Company (either directly or indirectly through a nominee or other arrangement) are not allowed to vote on this resolution.

5.   Election and re-election of Directors

Sir Jonathan Evans, Marc Moses and Kathleen Casey offer themselves for election as Directors, having been appointed by the Board on 6 August 2013, 1 January 2014 and 1 March 2014 respectively. Jonathan Symonds has been appointed by the Board as a Director with effect from 14 April 2014 and will also offer himself for election. The Board has concluded that all of the other Directors should offer themselves for re-election with the exception of John Coombe and James Hughes-Hallett, who will retire from the Board at the conclusion of the 2014 AGM. Following individual performance evaluations, the Board has confirmed that all of the Directors continue to perform effectively and demonstrate commitment to their roles. It is the belief of the Board that each of the independent non-executive Directors is fully able to discharge his or her duties as an independent non-executive Director. Brief biographical details of the Directors standing for election and re-election are set out below.

Independence and cross-directorships

The Board has determined that all of the non-executive Directors standing for election or re-election are independent in character and judgement. At the conclusion of this AGM, Rona Fairhead will have served on the Board for ten years and, in that respect only, will not meet the usual criteria for independence set out in the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices. The Board has determined Rona Fairhead to be independent in character and judgement, notwithstanding her length of service, taking into account her continuing level of constructive challenge of management and the strong contribution she makes to Board discussions. The Board will continue to consider Rona Fairhead's independence annually. Subject to her re-election as a Director, Rona Fairhead will continue to serve as a member of the Financial System Vulnerabilities Committee and the Nomination Committee.

When determining independence, the length of service begins on the date of first election by shareholders as a Director of HSBC Holdings plc. Given the complexity and geographical spread of HSBC's business, experience through previous service on a subsidiary company board can be a considerable benefit and does not detract from a Director's independence. In reaching its determination of each non-executive Director's independence, the Board has concluded that there are no relationships or circumstances which are likely to affect their judgement and any relationships or circumstances which could appear to do so were considered not to be material.

None of the Directors standing for election or re-election has a material relationship with another Director, member of senior management or any substantial or controlling shareholder.

Laura Cha, an independent non-executive Director of HSBC Holdings plc, is the non-executive Deputy Chairman of, and former corporate relations adviser to, The Hongkong and Shanghai Banking Corporation Limited.

Marvin Cheung, an independent non-executive Director of HSBC Holdings plc, is an independent non-executive director of HKR International Limited, a company listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"). Laura Cha's husband is the deputy chairman of a family company which is the controlling shareholder of HKR International Limited.

Sir Simon Robertson and Rona Fairhead, both independent non-executive Directors of HSBC Holdings plc, are non-executive directors of The Economist Newspaper Limited.

Non-executive Directors' fees
Each non-executive Director receives a Director's fee of £95,000 per annum, as approved by shareholders at the 2011 Annual General Meeting following a comprehensive review of fees payable by other large comparable international companies. Committee fees received by non-executive Directors, as set out below, are determined by the Board. Those Directors to whom fees are payable do not participate in that determination.

Committee	Fees (per annum)		Committee members standing for election/re-election
	Chairman	Member
Group Audit Committee	£50,000	£30,000	Renato Fassbind1 (Chairman), Kathleen Casey, Marvin Cheung, Rachel Lomax
Group Risk Committee	£50,000	£30,000	Joachim Faber (Chairman), John Lipsky, Rachel Lomax
Group Remuneration Committee	£50,000	£30,000	Sir Simon Robertson (Chairman), Renato Fassbind, Sam Laidlaw, John Lipsky3, Jonathan Symonds4
Financial System Vulnerabilities Committee	£50,000	£30,000	Sir Jonathan Evans2 (Chairman), Kathleen Casey, Rona Fairhead3, Sir Simon Robertson
Conduct & Values Committee	£50,000	£30,000	Rachel Lomax (Chairman), Laura Cha, Sir Jonathan Evans, Jonathan Symonds4
Nomination Committee	£40,000	£25,000	Sir Simon Robertson (Chairman), Laura Cha3, Rona Fairhead, Sam Laidlaw3, John Lipsky

1      Chairman from the conclusion of this AGM, subject to regulatory approval.
2      Chairman from the conclusion of this AGM.
3      Member from the conclusion of this AGM.
4      Appointment to take effect on 14 April 2014.

Sir Simon Robertson receives an additional fee, determined by the Board, of £45,000 per annum as senior independent non-executive Director.

Laura Cha, as a non-executive director and Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited, receives fees of HK$550,000 and HK$125,000 respectively per annum. In addition, as a member of the nomination committee of The Hongkong and Shanghai Banking Corporation Limited, she receives a fee of HK$50,000 per annum. These fees were authorised by the shareholders of The Hongkong and Shanghai Banking Corporation Limited.

Marvin Cheung, as a non-executive director, chairman of the risk committee and member of the audit committee of Hang Seng Bank Limited, receives fees of HK$450,000, HK$260,000 and HK$160,000 respectively per annum. The fee for non-executive directors was authorised by the shareholders of Hang Seng Bank Limited on 16 May 2013 and the committee fees were authorised by the board of Hang Seng Bank Limited.

Rona Fairhead, as non-executive Chairman of HSBC North America Holdings Inc. since 1 January 2014, receives a fee of US$550,000 per annum. This fee was approved by the Group Remuneration Committee of HSBC Holdings plc on 15 January 2014 and authorised by the board of HSBC North America Holdings Inc.

Jonathan Symonds, as non-executive Chairman of HSBC Bank plc with effect from 14 April 2014, will receive a fee of £345,000 per annum. This fee was approved by the Group Remuneration Committee of HSBC Holdings plc on 15 January 2014.

Non-executive Directors' terms of appointment

Non-executive Directors do not have service contracts with HSBC Holdings plc. Subject to their election or re-election by shareholders, the terms of appointment of the non-executive Directors standing for election or re-election will expire: in respect of Marvin Cheung, Joachim Faber, Rona Fairhead, John Lipsky, Rachel Lomax and Sir Simon Robertson in 2015; in respect of Renato Fassbind in 2016; and in respect of Kathleen Casey, Safra Catz, Laura Cha, Sir Jonathan Evans, Sam Laidlaw and Jonathan Symonds in 2017.

Executive Directors' service contracts and remuneration

The Group Chairman and other executive Directors have rolling service contracts with a notice period of 12 months for either party. The dates of the service contracts are:

Douglas Flint………………………………………………...	14 February 2011
Stuart Gulliver………………………………………..……	10 February 2011
Iain Mackay………………………………………………….	4 February 2011
Marc Moses…………………………………………………	9 December 2010

Under the terms of their employment: Douglas Flint receives a base salary and is eligible to receive long term incentive awards, but is not eligible to receive a discretionary annual bonus; and each of Stuart Gulliver, Iain Mackay and Marc Moses receive a base salary and are eligible to receive a discretionary annual bonus and long-term incentive award. The base salaries of Douglas Flint, Stuart Gulliver, Iain Mackay and Marc Moses are £1,500,000, £1,250,000, £700,000 and £700,000 per annum respectively. Subject to shareholder approval of Resolution 2, fixed pay allowances, to be delivered in shares, would be made to Stuart Gulliver, Iain Mackay and Marc Moses. The allowances would be £1,700,000, £950,000 and £950,000 per annum respectively. Douglas Flint would not be eligible to receive a fixed pay allowance. Further details of the Directors' emoluments are set out in the Directors' Remuneration Report contained in the Annual Report and Accounts on pages 378 to 407.

Our policy for determining remuneration is explained in brief on pages 44 and 45 of the Strategic Report and in full on pages 381 to 392 of the Directors' Remuneration Report in the Annual Report and Accounts.

The Directors at the date of this document are: Kathleen Casey†, Safra Catz†, Laura Cha†, Marvin Cheung†, John Coombe†, Sir Jonathan Evans†, Joachim Faber†, Rona Fairhead†, Renato Fassbind†, Douglas Flint, Stuart Gulliver, James Hughes-Hallett†, Sam Laidlaw†, John Lipsky†, Rachel Lomax†, Iain Mackay, Marc Moses and Sir Simon Robertson†.

† Independent non-executive Director

Save as disclosed above and in Appendix 3 there are no further matters or particulars required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules").

Biographical details

† Independent non-executive Director

Kathleen Louise Casey†, 47

Member of the Group Audit Committee and Financial System Vulnerabilities Committee.

Skills and experience: Extensive financial regulatory policy experience. Formerly Commissioner of the US Securities and Exchange Commission, acting as the regulator's principal representative in multilateral and bilateral regulatory dialogues, the G-20 Financial Stability Board and the International Organisation of Securities Commissions.

Appointed to the Board: 1 March 2014

Current appointments include: Chairman of the Alternative Investment Management Association, Senior Advisor of Patomak Global Partners, member of the Board of Trustees of Pennsylvania State University, the Trust Fund Board of the Library of Congress and the Advisory Council of the Public Company Accounting Oversight Board.

Former appointments include: Staff Director and Counsel of the United States Senate Committee on Banking, Housing, and Urban Affairs and Legislative Director and Chief of Staff for a US Senator.

Sir Jonathan Douglas Evans†, 56

Member of the Financial System Vulnerabilities Committee and, with effect from the conclusion of the 2014 AGM, Chairman. Member of the Conduct & Values Committee.

Skills and experience: Extensive experience in national security policy and operations. Formerly Director General of MI5 with responsibility for the leadership, policy and strategy of the Security Service, including international and domestic counter-terrorism, counter-espionage and counter-proliferation activities and cyber security. Responsibility for the oversight of the Joint Terrorist Analysis Centre and the Centre for the Protection of National Infrastructure and attended the National Security Council.

Appointed to the Board: 6 August 2013

Current appointments include: Senior Associate of Accenture plc; member of the advisory board of Darktrace Limited; and non-executive director of the UK National Crime Agency.

Former appointments include: Various positions in the UK Security Service over a 30-year career, including: Director General; Deputy Director General; Director of International Counter-Terrorism; and Head of the Security Service's Secretariat.

Menasey Marc Moses, 56 Group Chief Risk Officer

Skills and experience: Member of the Institute of Chartered Accountants of England and Wales. Extensive risk management and financial experience. Joined HSBC in 2005 as Chief Financial and Risk Officer, Global Banking and Markets.

Appointed to the Board: 1 January 2014

Current appointments include: A member of the Group Management Board. A director of HSBC Insurance (Bermuda) Limited, HSBC Private Bank (Suisse) SA and HSBC Private Banking Holdings (Suisse) SA.

Former appointments include: Chief Financial and Risk Officer, Global Banking and Markets. Formerly European chief financial officer at JP Morgan and audit partner at PricewaterhouseCoopers.

Jonathan Richard Symonds†, CBE, 55

Will be appointed to the Board of HSBC Holdings plc and become a member of the Group Remuneration Committee and Conduct & Values Committee with effect from 14 April 2014. His appointment as Chairman of HSBC Bank plc will take effect on the same date.

Skills and experience:Extensive international financial experience, having worked in the UK, US and Switzerland. Fellow of the Institute of Chartered Accountants in England & Wales.

Current appointments include: A non-executive director of Genomics England Limited.

Former appointments include: Chief Financial Officer of Novartis AG; Partner and Managing Director of Goldman Sachs; Chief Financial Officer of AstraZeneca plc and a Partner of KPMG. A non-executive director and Chairman of the Audit Committee of Diageo plc.

Safra Ada Catz†, 52

Skills and experience:A background in international business leadership, having helped transform Oracle into the largest producer of business management software and the world's leading supplier of software for information management.

Appointed to the Board:2008

Current appointments include: President and Chief Financial Officer of Oracle Corporation. Joined Oracle in 1999 and appointed to the board of directors in 2001.

Former appointments include: Managing Director of Donaldson, Lufkin & Jenrette.

Laura May Lung Cha†, GBS, 64

Member of the Conduct & Values Committee and, with effect from the conclusion of the 2014 AGM, member of the Nomination Committee.

Skills and experience: Extensive regulatory and policy making experience in the finance and securities sector in Hong Kong and mainland China; formerly Vice Chairman of the China Securities Regulatory Commission, being the first person outside mainland China to join the Central Government of the People's Republic of China at vice-ministerial rank; awarded Gold and Silver Bauhinia Stars by the Hong Kong Government for public service; formerly Deputy Chairman of the Securities and Futures Commission in Hong Kong; and has worked in the US and Asia.

Appointed to the Board: 2011

Current appointments include: Non-executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited; non-official member of the Executive Council of Hong Kong SAR; a Hong Kong Delegate to the 12th National People's Congress of China;non-executive director of China Telecom Corporation Limited; Senior International Advisor for Foundation Asset Management Sweden AB; member of the State Bar of California;  Chairman of the Financial Services Development Council of Hong Kong SAR; non-executive director of Unilever PLC and Unilever N.V.; Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission and a member of the China Banking Regulatory Commission's International Advisory Council.

Former appointments include: A non-executive director of Bank of Communications Co. Ltd., Baoshan Iron and Steel Co. Limited, Johnson Electric Holdings Limited and Chairman of the University Grants Committee in Hong Kong; non-executive director of Hong Kong Exchanges and Clearing Limited and Tata Consultancy Services Limited; and Chairman of the ICAC Advisory Committee on Corruption. A member of the Advisory Board of the Yale School of Management.

Marvin Kin Tung Cheung†, GBS, OBE, 66

Member of the Group Audit Committee.

Skills and experience: A background in international business and financial accounting, particularly in Greater China and the wider Asian economy; retired from KPMG Hong Kong in 2003 after more than 30 years; awarded the Gold Bauhinia Star by the Hong Kong Government; Fellow of the Institute of Chartered Accountants in England and Wales.

Appointed to the Board: 2009

Current appointments include: A non-executive director of Hang Seng Bank Limited and HKR International Limited; non-executive Chairman of the Airport Authority Hong Kong and the Council of the Hong Kong University of Science and Technology; director of The Association of Former Council Members of The Stock Exchange of Hong Kong Limited and The Hong Kong International Film Festival Society Ltd; member of the Working Group on Transportation under the Economic Development Commission of the Hong Kong SAR Government; member of the court of The Open University of Hong Kong; and member of the Lantau Development Advisory Committee.

Former appointments include: A non-executive director of Sun Hung Kai Properties Limited and Hong Kong Exchanges and Clearing Limited; Chairman and Chief Executive Officer of KPMG Hong Kong; council member of the Open University of Hong Kong; and non-official member of the Executive Council of the Hong Kong SAR.

Joachim Faber†, 63

Chairman of the Group Risk Committee.

Skills and experience: A background in banking and asset management with significant international experience, having worked in Germany, Tokyo, New York and London. Former Chief Executive Officer of Allianz Global Investors AG and member of the management board of Allianz SE; 14 years' experience with Citigroup Inc. holding positions in Trading and Project Finance and as Head of Capital Markets for Europe, North America and Japan. Has a doctorate from the University of Administrative Sciences in Speyer.

Appointed to the Board: 2012

Current appointments include: Chairman of the supervisory board of Deutsche Börse AG; Chairman of the Shareholder Committee of  Joh A. Benckiser SARL; independent director of Coty Inc.; director of Allianz France S.A., Allianz Investment Management GmbH and Allianz Climate Solutions GmbH; member of the advisory boards of the Siemens Group Pension Board and the European School for Management and Technology; member of the supervisory board and Chairman of the audit and risk committee of OSRAM Licht AG; and council member of The Hongkong - Europe Business Council.

Former appointments include: Chairman of Allianz Global Investors Kapitalanlagegesellschaft and Allianz Global Investors Deutschland GmbH; Chairman of the board of Allianz Global Investors SGR; and member of the board of Allianz SpA and of the supervisory board of Bayerische Bӧrse AG. A member of the German Council for Sustainable Development.

Rona Alison Fairhead†, CBE, 52

Member and Chairman of the Financial System Vulnerabilities Committee. Will cease to be Chairman with effect from the conclusion of the 2014 AGM. Member of the Nomination Committee.

Skills and experience: A background in international industry, publishing, finance and general management. Formerly Chairman and CEO of the Financial Times Group Limited responsible for the strategy, management and operations of a global media and information business and Finance Director of Pearson plc with responsibility for overseeing the day-to-day running of the finance function and direct responsibility for global financial reporting and control, tax and treasury. She has a Master's in Business Administration from the Harvard Business School.

Appointed to the Board: 2004

Current appointments include: Chairman of HSBC North America Holdings Inc. A non-executive member of the board of the UK Government's Cabinet Office; non-executive director of The Economist Newspaper Limited; and by invitation from the Prime Minister a British Business Ambassador. A non-executive director of PepsiCo Inc.

Former appointments include: Executive Vice President, Strategy and Group Control of Imperial Chemical Industries plc; Finance Director of Pearson plc and Chairman and director of Interactive Data Corporation. Chairman and CEO of Financial Times Group Limited and director of Pearson plc.

Renato Fassbind†, 58

Member and, with effect from the conclusion of the 2014 AGM, Chairman of the Group Audit Committee (subject to regulatory approval). Member of the Group Remuneration Committee.

Skills and experience: A background in financial accounting and international business. Formerly Chief Financial Officer of Credit Suisse Group AG and ABB Group. Has a Master's in Business Administration and a PhD in Economics from the University of Zurich.

Appointed to the Board: 2013

Current appointments include: Vice Chairman of the supervisory board and member of the audit and compensation committees of Swiss Reinsurance Company; member of the supervisory board and audit committee of Kühne + Nagel International AG; independent director of Oanda Corporation; and member of the supervisory board of the Swiss Federal Audit Oversight Authority.

Former appointments include: Chief Financial Officer of Credit Suisse Group AG; Senior Advisor to the Chief Executive, Credit Suisse Group AG; Chief Executive Officer of Diethelm Keller Group; Chief Financial Officer of ABB Group; Chairman of ABB (Switzerland) AG and DKSH AG; and member of the supervisory board of Winterthur Insurance Company.

Douglas Jardine Flint, CBE, 58 Group Chairman

Skills and experience: Member of the Institute of Chartered Accountants of Scotland and the Association of Corporate Treasurers and Fellow of The Chartered Institute of Management Accountants; extensive governance experience gained through membership of the Boards of HSBC and BP p.l.c.; considerable knowledge of finance and risk management in banking, multinational financial reporting, treasury and securities trading operations; honoured with a CBE in recognition of his services to the finance industry. Joined HSBC in 1995 as Group Finance Director.

Appointed Group Chairman: 2010

Appointed to the Board: 1995

Current appointments include: A director of The Hong Kong Association and Chairman of the Institute of International Finance. A member of the Mayor of Beijing's International Business Leaders' Advisory Council as well as the Mayor of Shanghai's International Business Leaders' Advisory Council; member of the International Advisory Board of the China Europe International Business School, Shanghai; an independent external member of the UK Government's Financial Services Trade and Investment Board; and by invitation from the Prime Minister a British Business Ambassador.

Former appointments include: Group Finance Director; Chief Financial Officer and Executive Director, Risk and Regulation; Co-Chairman of the Counterparty Risk Management Policy Group III; Chairman of the Financial Reporting Council's review of the Turnbull Guidance on Internal Control; member of the Accounting Standards Board and the Standards Advisory Council of the International Accounting Standards Board; served on the Large Business Forum on Tax and Competitiveness and the Consultative Committee of the Large Business Advisory Board of HM Revenue and Customs; partner in KPMG; and non-executive director and Chairman of the Audit Committee of BP p.l.c.

Stuart Thomson Gulliver, 55 Group Chief Executive Chairman of the Group Management Board

Skills and experience: A career banker with over 30 years' international experience with HSBC; has held a number of key roles in the Group's operations worldwide, including in London, Hong Kong, Tokyo, Kuala Lumpur and the United Arab Emirates; played a leading role in developing and expanding Global Banking and Markets. Joined HSBC in 1980 as International Officer Trainee.

Appointed Group Chief Executive: 2011

Appointed to the Board: 2008

Current appointments include: Chairman of The Hongkong and Shanghai Banking Corporation Limited and Chairman of the Group Management Board.  Member of the Monetary Authority of Singapore International Advisory Panel and the International Advisory Council of the China Banking Regulatory Commission. Member of the Board of the Interpol Foundation.

Former appointments include: Chairman, Europe, Middle East and Global Businesses and Chairman of HSBC Bank plc, HSBC Bank Middle East Limited and HSBC Private Banking Holdings (Suisse) SA. Head of Global Banking and Markets; Co-Head of Global Banking and Markets; Head of Global Markets; Head of Treasury and Capital Markets in Asia-Pacific; Deputy Chairman of HSBC Trinkaus & Burkhardt AG and a member of its Supervisory Board; and Chairman of HSBC France.

William Samuel Hugh Laidlaw†, 58

Member of the Group Remuneration Committee and, with effect from the conclusion of the 2014 AGM, member of the Nomination Committee.

Skills and experience: Significant international experience, particularly in the energy sector, having had responsibility for businesses in four continents. Qualified solicitor and Master's in Business Administration from INSEAD.

Appointed to the Board: 2008

Current appointments include: Chief Executive Officer of Centrica plc; and Lead Non-executive Board Member of the UK Department for Transport.

Former appointments include: Executive Vice President of Chevron Corporation; non-executive director of Hanson PLC; Chief Executive Officer of Enterprise Oil plc; President and Chief Operating Officer of Amerada Hess Corporation; and a member of the UK Prime Minister's Business Advisory Group.

John Phillip Lipsky†, 67

Member of the Group Risk Committee, the Nomination Committee and, with effect from the conclusion of the 2014 AGM, member of the Group Remuneration Committee.

Skills and experience: International experience having worked in Chile, New York, Washington and London and interacted with financial institutions, central banks and governments in many countries. Served at the International Monetary Fund as First Deputy Managing Director, Acting Managing Director and as Special Advisor. Has a PhD in Economics from Stanford University.

Appointed to the Board: 2012

Current appointments include: Senior Fellow, Foreign Policy Institute at the Paul H. Nitze School of Advanced International Studies, Johns Hopkins University; Co-Chairman of the Aspen Institute Program on the World Economy; director of the National Bureau of Economic Research and the Center for Global Development; member of the advisory board of the Stanford Institute for Economic Policy Research and the Council on Foreign Relations; Global Policy Advisor for Anderson Global Macro, LLC; and Chairman of World Economic Forum's Global Agenda Council on the International Monetary System.

Former appointments include: Vice Chairman of J P Morgan Investment Bank; director of the American Council on Germany and the Japan Society; and trustee of the Economic Club of New York.

Janis Rachel Lomax†, 68

Chairman of the Conduct & Values Committee. Member of the Group Audit Committee and Group Risk Committee.

Skills and experience: Experience in both the public and private sectors and a deep knowledge of the operation of the UK government and financial system.

Appointed to the Board: 2008

Current appointments include: Chairman of the International Regulatory Strategy Group and director of TheCityUK; non-executive director of The Scottish American Investment Company PLC, Arcus European Infrastructure Fund GP LLP and Heathrow Airport Holdings Limited (formerly BAA Limited); member of the Council of Imperial College, London; and President of the Institute of Fiscal Studies. A non-executive Director of Serco Group plc.

Former appointments include: Deputy Governor, Monetary Stability, at the Bank of England and member of the Monetary Policy Committee; Permanent Secretary at the UK Government Departments for Transport and Work and Pensions and the Welsh Office; and Vice President and Chief of Staff to the President of the World Bank. A non-executive director of Reinsurance Group of America Inc.

Iain James Mackay, 52 Group Finance Director

Skills and experience: Extensive financial and international experience, having worked in London, Paris, US, Africa and Asia. Member of the Institute of Chartered Accountants of Scotland. Joined HSBC in 2007 as Chief Financial Officer of HSBC North America Holdings Inc.

Appointed to the Board: 2010

Current appointments include: A member of the Group Management Board.

Former appointments include: A director of Hang Seng Bank Limited; Chief Financial Officer, Asia-Pacific; Chief Financial Officer, HSBC North America Holdings Inc; Vice President and Chief Financial Officer of GE Consumer Finance; and Vice President and Chief Financial Officer of GE Healthcare - Global Diagnostic Imaging.

Sir Simon Manwaring Robertson†, 73 Deputy Chairman and senior independent non-executive Director

Chairman of the Nomination Committee and the Group Remuneration Committee. Member of the Financial System Vulnerabilities Committee.

Skills and experience: A background in international corporate advisory with a wealth of experience in mergers and acquisitions, merchant banking, investment banking and financial markets; honoured with a knighthood in recognition of his services to business; extensive international experience having worked in France, Germany, the UK and the US.

Appointed Senior Independent Director: 2007

Appointed Deputy Chairman: 2010

Appointed to the Board: 2006

Current appointments include: The founding member of Robertson Robey Associates LLP, formerly Simon Robertson Associates LLP; non-executive director of Berry Bros. & Rudd Limited, The Economist Newspaper Limited, NewShore Partners Limited and Troy Asset Management; and trustee of the Eden Project Trust and the Royal Opera House Endowment Fund.

Former appointments include: Managing Director of Goldman Sachs International; Chairman of Dresdner Kleinwort Benson; and non-executive director of Royal Opera House, Covent Garden Limited. Non-executive Chairman of Rolls-Royce Holdings plc.

6 and 7.       Reappointment of auditor and remuneration of auditor

The current appointment of KPMG Audit Plc as auditor of the Company terminates at the conclusion of this year's AGM to be held on 23 May 2014. KPMG Audit Plc has expressed its willingness to continue in office and the Group Audit Committee and the Board have recommended that KPMG Audit Plc be reappointed until the completion of the audit of the consolidated accounts for the year ending 31 December 2014 and that the Group Audit Committee be authorised to determine its remuneration.

On 2 August 2013, following a tender process and a recommendation from the Group Audit Committee, the Board decided in principle to appoint PricewaterhouseCoopers ("PwC") as the auditor of HSBC Holdings plc with effect from the financial year commencing on 1 January 2015.  KPMG Audit Plc will resign as auditor following completion of the audit of the consolidated accounts for the year ending 31 December 2014. PwC will then be appointed by the Directors with effect from 1 January 2015 and this appointment will require shareholder approval at the Annual General Meeting in 2015.

An analysis of the remuneration paid in respect of audit and non-audit services provided by KPMG Audit Plc and its affiliates for each of the past three years is disclosed on pages 465 and 466 in the Annual Report and Accounts.

8, 9 and 10. Authority to Directors to allot shares and disapplication of pre-emption rights

At last year's Annual General Meeting the Directors were given general authorities to allot shares and disapply pre-emption rights up to specified limits without having first to obtain the consent of shareholders in general meeting. These authorities will expire at the conclusion of this year's AGM to be held on 23 May 2014.

The Company has traditionally sought a general authority to allot shares up to only 20 per cent of the total issued ordinary share capital. This complies with the restrictions under the Hong Kong Listing Rules on the ability of directors to allot shares or rights to shares representing more than 20 per cent of the existing issued share capital. However, the Hong Kong Listing Rules restriction only applies to allotments which are not made to shareholders on a pro rata basis, whereas the Company's previous general authority imposed the 20 per cent limit on all allotments. Since 2008, in response to the financial crisis, investor guidelines issued by the Association of British Insurers (the "ABI Guidelines") have been widened to permit UK listed companies to seek annual allotment authorities which allow them to issue up to two-thirds of their issued share capital in total provided that, within that authority, one third of the issued share capital may be used solely for the purposes of a rights issue. Accordingly the previous allotment authority sought by the Company was much narrower than the typical allotment authorities obtained both by other UK listed companies and by other Hong Kong listed companies.

With the increasingly stringent capital requirements imposed on banks in the European Union, the Directors consider that it is prudent and in the interests of the Company and shareholders to bring its general allotment authorities more in line with those of other UK and Hong Kong listed companies. Accordingly, this year the Directors are seeking authority under section 551 of the UK Companies Act 2006 to allot shares up to an aggregate total nominal amount of two-thirds of the Company's issued ordinary share capital subject to the restrictions set out in Resolution 8 and explained below. The Company is intending to seek similar authorities on an annual basis.

Resolution 8 will give the Directors authority to allot new ordinary shares (or rights to ordinary shares) of up to an aggregate nominal amount of US$6,288,073,480, representing two-thirds of the Company's issued ordinary share capital in total. However, that authority is limited as follows:

(a)        under paragraph (a) of Resolution 8, up to an aggregate nominal amount of US$1,886,422,044, representing approximately 20 per cent of the Company's issued ordinary share capital, may be used for general allotments, although this authority is further limited so that allotments (or sales of treasury shares) for cash which are not made to shareholders on a pro rata basis cannot exceed US$471,605,511, representing approximately five per cent of the
             Company's issued ordinary share capital (except for allotments under employee share plans). This is designed to reflect both the requirements of the ABI Guidelines (which impose a five per cent limit for non-pre-emptive allotments for cash, and to exclude certain allotments such as those under employee share plans) and the requirements of the Hong Kong Listing Rules (which impose a 20 per cent limit for all non-pre-emptive allotments under a general allotment authority whether for cash or otherwise);

 (b)       under paragraph (b) of Resolution 8, the Directors would have authority to make allotments which exceed the 20 per cent authority in paragraph (a) of Resolution 8 in connection with a pre-emptive offering such as a rights issue, open offer or a scrip dividend up to an aggregate nominal amount, when combined with allotments made under paragraph (a), of US$3,144,036,740. This represents approximately one-third of the issued ordinary share capital of the Company; and

(c)        under paragraph (c) of Resolution 8, the Directors would have authority to allot up to an aggregate nominal amount of US$6,288,073,480 in connection with a rights issue only. This represents approximately two-thirds of the
             Company's issued ordinary share capital. Any allotments or grants under paragraphs (a) or (b) of Resolution 8 will reduce the level of this two-thirds authority.

The Board is also again seeking authority, pursuant to paragraph (d) of Resolution 8, to issue sterling, US dollar and euro preference shares without having first to obtain the consent of shareholders in general meeting. These preference shares were created to underpin issues of preferred securities, which are a tax efficient form of regulatory capital. If approved by shareholders this will give the Directors the flexibility to raise sufficient regulatory capital should circumstances so require. If any preference shares were to be issued they would, subject to regulatory approval, be redeemable at the Company's option and carry no voting rights except in exceptional circumstances but would rank in priority to the Company's ordinary shares with respect to participation in any return of capital. The Board has no present intention of exercising this authority.

In line with the ABI Guidelines, Resolution 9 seeks a waiver from statutory pre-emption rights under the UK Companies Act 2006 in respect of allotments made under the authorities sought in Resolution 8.  This gives the Company additional flexibility in the context of pre-emptive offerings such as rights issues, open offers and scrip dividends, to deal with legal or practical difficulties in countries outside the UK which prevent the offer being made on a purely pro rata basis. The Company currently holds no shares in treasury.

As permitted by the Hong Kong Listing Rules, Resolution 10 seeks to extend the Directors' authority to allot shares and grant rights to subscribe for or convert any security into shares pursuant to paragraph (a) of Resolution 8 to include the shares repurchased by the Company under the authority sought by Resolution 11.

Other than under employee share plans or pursuant to the Company's scrip dividend scheme, the Board has no present intention of issuing any further ordinary shares pursuant to the new general authorities in Resolutions 8, 9 and 10 and no issue will be made which would effectively change the control of the Company or the nature of its business without the prior approval of shareholders in general meeting.

It is proposed that these general authorities be granted until the Annual General Meeting in 2015 or the close of business on 30 June 2015, whichever is the earlier.

In addition, the Company is seeking authority under Resolutions 12 and 13 to allot shares or rights to subscribe for shares to persons other than existing shareholders in connection with the issue of CCSs up to an amount equivalent to approximately 24 per cent of the Company's issued ordinary share capital. Assuming Resolutions 12 and 13 are passed, the authority sought under Resolutions 8 and 9 would not be utilised for the purpose of the issuance of CCSs.

In exercising the authority granted under Resolutions 8 and 9, the Company does not intend to issue more than 7.5 per cent of its issued ordinary share capital wholly for cash on a non-pre-emptive basis in any rolling three-year period. However, if passed, Resolutions 12 and 13 would permit this level to be exceeded in connection with the issue of CCSs or the conversion or exchange of CCSs.

References above to the issued ordinary share capital, and to percentages or fractions of the issued ordinary share capital, are to the issued ordinary share capital as at 14 March 2014, being the latest practicable date prior to printing this document.

11.  Purchase of Ordinary Shares by the Company

The purpose of the authority to be conferred by this item is to enable the Company to make market purchases of its own shares.

The Directors consider that it is appropriate to seek authority for the Company to make market purchases of up to 10 per cent of its own ordinary shares of US$0.50 each ("Ordinary Shares") in issue and the maximum and minimum prices at which they may be bought, exclusive of expenses, are specified in the resolution. It remains the Directors' policy to maintain a strong capital base, a policy which has consistently been one of the Group's strengths. As the Group executes its strategy the appropriate level of capital to be held will be continually reviewed. Having this authority will give Directors the flexibility, if they consider it in the interests of the Company and shareholders, to purchase Ordinary Shares in the market in appropriate circumstances, for example, in the event we are unable to deploy the retained capital to create incremental value for shareholders, to neutralise the dilutive impact of scrip dividends, subject to regulatory approval. The Company may decide to retain any shares it purchases as treasury shares with a view to possible re-issue at a later date, possible transfer in connection with an employee scheme, or it may cancel the shares.

The UK Companies Act 2006 permits the Company to elect to hold in treasury any Ordinary Shares it may repurchase, rather than automatically cancelling those shares. Approval has been received from the relevant regulatory authorities in Hong Kong to enable the Company to hold repurchased shares in treasury. The conditional waiver granted by the Hong Kong Stock Exchange on 19 December 2005 was granted on the basis of certain agreed modifications to the Hong Kong Listing Rules applicable to the Company. Details of the modifications are available on the Company's website, www.hsbc.com and the Hong Kong Stock Exchange's HKEx news website, www.hkexnews.hk. Copies of the modifications are also available from the Group Company Secretary, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom and the Corporation Secretary and Regional Company Secretary Asia-Pacific, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong SAR.

Further details regarding the proposed authority to be given to the Company to purchase its own shares and the waiver granted by the Hong Kong Stock Exchange are set out in Appendix 2.

The total number of options to subscribe for Ordinary Shares outstanding on 14 March 2014, being the latest practicable date prior to printing of this document, was 145,990,646 which represented 0.77 per cent of the issued Ordinary Share capital as at that date. If the Company were to purchase the maximum number of Ordinary Shares permitted by this resolution, the options outstanding on 14 March 2014 would represent 0.86 per cent of the issued Ordinary Share capital.

12 and 13. Additional authority to allot equity securities in relation to the issue of Contingent Convertible Securities ("CCSs") and limited disapplication of pre-emption rights

The effect of Resolution 12 is to give the Directors the authority to allot shares and grant rights to subscribe for or to convert any security into ordinary shares in the Company up to an aggregate nominal amount of US$2,250,000,000, equivalent to approximately 24  per cent of the ordinary shares in issue on 14 March 2014, being the latest practicable date prior to printing this document, such authority to be exercised in connection with the issue of CCSs. CCSs are debt securities which convert into ordinary shares in certain prescribed circumstances, and which benefit from a particular regulatory capital treatment under European Union legislation. Please see Appendix 1 for more information on CCSs.

This authority is in addition to the authority proposed in Resolutions 8 and 9, which contain the general authority sought on an annual basis in line with the ABI Guidelines and the Hong Kong Listing Rules. If Resolutions 12 and 13 are passed, the Company will only issue CCSs pursuant to the authority granted under these resolutions and not under the authority granted under Resolutions 8 and 9. Although the authority in Resolutions 12 and 13 is not contemplated by the ABI Guidelines, it has been discussed with the ABI.

The effect of Resolution 13 is to give the Directors authority to allot CCSs, or shares issued upon conversion or exchange of CCSs, without the need to first offer them to existing shareholders. This will allow the Company greater flexibility to manage its capital in the most efficient and economical way for the benefit of shareholders. If passed, Resolution 13 will authorise the Directors to allot shares and grant rights to subscribe for or to convert any security into shares in the Company (or to sell shares held by the Company in treasury following an own share purchase) on a non-pre-emptive basis up to an aggregate nominal amount of US$2,250,000,000, representing approximately 24 per cent of the ordinary shares in issue on 14 March 2014, such authority to be exercised in connection with the issue of CCSs. No shares are currently held in treasury.

The authorities in Resolutions 12 and 13 will be utilised as considered desirable to comply with or maintain compliance with the regulatory capital requirements arising in connection with the relevant European Union legislation and the prudential regulatory requirements imposed by the PRA and only for those purposes. The Company will not utilise the authority in Resolutions 12 and 13 to issue new securities for any other purposes.

The approvals would be effective until the Company's Annual General Meeting in 2015 or the close of business on 30 June 2015, whichever is the earlier. The Company is expecting to seek similar authorities on an annual basis.

14.  Notice period for meetings

The UK Companies Act 2006 provides that the minimum notice period for general meetings of the Company is 21 days unless shareholders approve a shorter notice period. The passing of this item would enable the Company to call general meetings (other than annual general meetings) on a minimum of 14 clear days' notice. This shorter notice period of between 20 and 14 days would not be used as a matter of routine, but only when the Board determines that calling a meeting on less than 21 days' notice is merited by the business of the meeting and it considers it to be to the advantage of shareholders as a whole. The approval would be effective until the Company's Annual General Meeting in 2015 or the close of business on 30 June 2015, whichever is the earlier, when it is intended that a similar resolution will be proposed.

Information about the AGM

Information about the AGM, including your voting rights and how you may exercise them, is set out below.

Attendance and voting

Pursuant to the Uncertificated Securities Regulations 2001 (as amended), changes to entries on the principal register of members of the Company maintained in England (the "Principal Register") or either the Hong Kong or Bermuda Overseas Branch Registers of the Company (the "Branch Registers"), as appropriate, after 12.01am (London time) on Thursday, 22 May 2014 or 12.01am (London time) on the day immediately before the day of any adjourned meeting (as the case may be) shall be disregarded in determining the rights of a member to attend or vote at the AGM or any adjourned meeting (as the case may be). Accordingly, a member entered on the Principal Register or the Branch Registers at 12.01am (London time) on Thursday, 22 May 2014 or 12.01am (London time) on the day immediately before the day of any adjourned meeting (as the case may be) shall be entitled to attend and vote at the AGM or any adjourned meeting (as the case may be) in respect of the number of such shares entered against the member's name at that time (save for shareholders who are considered to be Remuneration Code staff with an interest in Resolution 4 set out in the Notice of the AGM being approved, who are not allowed to vote on Resolution 4).

Voting

Voting at the AGM will be conducted by way of a poll. This means that each shareholder present or represented will be able to exercise one vote for each share held.

In the case of joint registered holders of any share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names of the holders stand in the Principal Register or the Branch Registers of the Company, as appropriate.

Appointing a proxy

You may appoint the chairman of the AGM or a person of your choice to be your proxy to attend, speak and vote on your behalf. A proxy need not be a member of the Company. You may appoint more than one proxy, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by you. If you require additional forms of proxy, you may photocopy the original form of proxy enclosed or ask our Registrar to send you additional forms (see "How to submit your form of proxy" on page 22 for the Registrar's address).

A form of proxy is enclosed with this document or may be accessed at www.hsbc.com/proxy. Whether or not you propose to attend the AGM, you are requested to complete and submit a form of proxy in accordance with the instructions shown on it. The completion and submission of a form of proxy will not preclude you from attending and voting in person at the AGM.

The form of proxy must be received by 11.00am (London time) on Wednesday, 21 May 2014, or not less than 48 hours before the time of the holding of any adjourned meeting.

In order to be valid, the instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board, must be deposited by 11.00am (London time) on Wednesday, 21 May 2014, or not less than 48 hours before the time of the holding of any adjourned meeting, at the offices of the Company's Registrar (see the section below on "How to submit your form of proxy" for the Registrar's address). Any power of attorney or other authority relating to an appointment of a proxy cannot be submitted electronically and must be deposited as referred to above for the appointment to be valid.

How to submit your form of proxy

You may submit your form of proxy electronically at www.hsbc.com/proxy by entering your Shareholder Reference Number and the Personal Identification Number which is either printed on your form of proxy or which has been sent to you by email if you have registered an email address to receive electronic communications.

Alternatively, you may send your completed form of proxy to:

• Computershare Investor Services PLC, PO Box 1064, The Pavilions, Bridgwater Road, Bristol, BS99 6BD, United Kingdom;

• Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong SAR; or

• Investor Relations Team, HSBC Bank Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda.

For shares held through CREST, proxy appointments may be submitted via the CREST proxy voting system (see section on CREST set out below).

Asking questions at the AGM

You have the right to ask questions in relation to the business of the AGM. The Company must cause to be answered any such question relating to the business being dealt with at the AGM but no such answer need be given if (a) to do so would interfere unduly with the preparation for the AGM or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of the Company or good order of the AGM that the question be answered.

If you would like a question or questions to be addressed at the AGM please complete and return the form on page 33 or send your question via email to shareholderquestions@hsbc.com.

If you have general queries about your shareholding, please contact the relevant Registrar at the address shown on page 24.

Webcast

The AGM will be webcast live at www.hsbc.com/agmwebcast and will be available until 30 June 2014.

CREST

CREST members who wish to appoint a proxy or proxies by using the CREST electronic proxy appointment service may do so for the AGM or any adjourned meeting by following the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & Ireland Limited's specifications and must contain the information required for such instructions, as described in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 3RA50) by 11.00am on Wednesday 21 May 2014, or not less than 48 hours before the time of the holding of any adjourned meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointees through other means.

CREST members and, where applicable, their CREST sponsor or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

Pursuant to Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 (as amended) the Company may treat as invalid a CREST Proxy Instruction if the Company has actual notice that:

• the information in the instruction is incorrect;

• the person expressed to have sent the instruction did not in fact send it; or

• the person sending the instruction on behalf of the relevant shareholder did not have the authority to do so.

Nominated persons

The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from the Company in accordance with section 146 of the UK Companies Act 2006 ("nominated persons"). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy for the AGM. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights at the AGM.

The main point of contact for nominated persons remains the registered shareholder (for example the stockbroker, investment manager, custodian or other person who manages the investment). Any changes or queries relating to nominated persons' personal details and holdings (including any administration thereof) must continue to be directed to the registered shareholder and not the Company's Registrar. The only exception is where the Company, in exercising one of its powers under the UK Companies Act 2006, writes to nominated persons directly for a response.

Corporate representatives

Any corporation which is a shareholder can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a shareholder provided that, if it is appointing more than one corporate representative, it does not do so in relation to the same share or shares.  Any such representative should bring to the meeting written evidence of his appointment, such as a certified copy of a board resolution of, or a letter from, the corporation concerned confirming the appointment.

Members' power to require website publication of audit concerns

Under section 527 of the UK Companies Act 2006, members meeting the threshold requirements in that section may require the Company to publish on its website a statement setting out any matter that the members propose to raise at the AGM relating to the audit of the Company's accounts (including the auditor's report and the conduct of the audit) that are to be laid before the AGM or any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid. The Company may not require the members requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the UK Companies Act 2006. Where the Company is required to place a statement on a website under section 527 of the UK Companies Act 2006, it must forward the statement to the Company's auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the UK Companies Act 2006 to publish on its website.

Members' power to require circulation of resolutions

Under section 338 and section 338A of the UK Companies Act 2006, members meeting the threshold requirements in those sections have the right to require the Company (i) to give to members of the Company entitled to receive notice of the AGM, notice of a resolution which may properly be moved and is intended to be moved at the AGM; and/or (ii) to include in the business to be dealt with at the AGM any matter (other than a proposed resolution) which may be properly included in such business. A resolution may properly be moved or a matter may properly be included in the business of the AGM unless (a) (in the case of a resolution only) it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the Company's constitution or otherwise), (b) it is defamatory of any person, or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business of the AGM, must be authorised by the person or persons making it, must be received by the Company not later than the time at which notice is given of the AGM, and (in the case of a matter to be included in the business of the AGM only) must be accompanied by a statement setting out the grounds for the request. Shareholders may send enquiries to the Board in writing to the Group Company Secretary, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom or by sending an email to shareholderquestions@hsbc.com.

General information

Company's Registrar

For general enquiries, requests for copies of corporate communications, or a Chinese translation of this Notice and any future documents, please contact:

• Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ, United Kingdom (email via website: www.investorcentre.co.uk/contactus);

• Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong SAR (email: hsbc.ecom@computershare.com.hk); or

• Investor Relations Team, HSBC Bank Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda (email: hbbm.shareholder.services@hsbc.bm).

Holders of American Depositary Shares may obtain copies of this document by calling +1 800 555 2470 or by writing to Proxy Services, 200 A Executive Dr., Edgewood, New York 11717, USA.

Information available on the website

A copy of this Notice, and other information required by section 311A of the UK Companies Act 2006, can be found on the Company's website (www.hsbc.com/agm).

Receiving corporate communications

Shareholders may at any time choose to receive corporate communications in printed form or to receive notification of their availability on HSBC's website. To receive future notifications of the availability of corporate communications on HSBC's website by email, or to revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms.

If you received a notification of the availability of this document on HSBC's website and would like to receive a printed copy of it, or if you would like to receive future corporate communications in printed form, please write or send an email (quoting your shareholder reference number) to the appropriate Registrars at the address set out above. Printed copies will be provided without charge.

Further copies of this document and future documents may also be obtained by contacting the Registrar. You may amend your election to receive corporate communications in English or Chinese by contacting the Registrar at the relevant address set out above.

Documents available for inspection

Copies of the terms of appointment for the non-executive Directors and the service contracts of the Group Chairman and executive Directors are available for inspection at the registered office of the Company in London and at 1 Queen's Road Central, Hong Kong SAR during usual business hours on any business day from the date of this Notice until the date of the AGM and at the place and on the date of the AGM from at least 15 minutes before the AGM begins until the conclusion of the AGM.

Information set out in this Notice

Shareholders are advised that any telephone number, website or email address set out in the Notice of AGM, the Form of Proxy or accompanying documents should not be used for the purposes of serving information on the Company (including the service of documents or information relating to the proceedings at the AGM) unless otherwise stated.

This document, for which the Directors of HSBC Holdings plc collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to HSBC Holdings plc. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this document is accurate and complete in all material aspects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this document misleading.

In the event of a conflict between any translation and the English text hereof, the English text will prevail.

Directors' interests in the Ordinary Shares and loan capital of HSBC and notifications of major holdings of voting rights

Details of Directors' interests in the Ordinary Shares and loan capital of HSBC and notifications of major holdings of voting rights are set out in Appendix 3.

Appendix 1

Questions and Answers on Contingent Convertible Securities ("CCSs")

What are CCSs?
CCSs are debt securities that benefit from a particular regulatory capital treatment under European Union legislation.  CCSs will be converted or exchanged into ordinary shares if a defined trigger event occurs. The terms of CCSs will require regulatory approval from the PRA before issuance.

As a banking group, HSBC must meet minimum regulatory capital requirements in the countries in which it operates. These include compliance with European Union legislation under which banks and bank holding companies are required to maintain Tier 1 Capital of at least 6 per cent of their risk weighted assets. Of that 6 per cent, up to 1.5 per cent of risk weighted assets may be in the form of Additional Tier 1 Capital.

In order to qualify as Additional Tier 1 Capital, a security must contain certain features designed to increase the resilience of the issuing bank should certain trigger events occur such as a material deterioration in its regulatory capital ratios.  Currently, Additional Tier 1 Capital may be issued in the form of Permanent Write Down Notes or CCSs. On the occurrence of a defined trigger event, a Permanent Write Down Note would suffer a write-down of the principal amount outstanding whereas a CCS would be mandatorily converted or exchanged into ordinary shares of HSBC. The conversion or exchange would have the effect of increasing the issuer's Common Equity Tier 1 capital ratio.

What are the trigger events for the CCSs and what will happen if a trigger event occurs?
Should HSBC's Common Equity Tier 1 capital ratio fall below the defined capital trigger (the 'Trigger Event'), the CCSs would be converted into or exchanged for new ordinary shares in HSBC on their prescribed terms. The defined capital trigger will be specified in the terms of the CCSs when they are issued.  It is not possible at this stage to be definitive as to the terms of the CCSs or the Trigger Events as they have to be discussed with the PRA and certain technical requirements as to when a Trigger Event has occurred have yet to be finalised by the relevant authorities.

What steps can HSBC take to mitigate a potential Trigger Event?
HSBC is required by its regulators to have in place a recovery plan in case its regulatory capital levels come under pressure. Accordingly, if HSBC's capital ratios were to fall materially and in any event in advance of a Trigger Event, HSBC would seek to commence recovery actions in order to restore the HSBC Group's regulatory capital ratios and reduce the likelihood of a Trigger Event occurring. HSBC's recovery plan includes a number of actions it may take including reducing distributions, reducing risk weighted assets or selling or liquidating assets.

If a Trigger Event occurs despite having taken recovery actions, the Directors may, at their discretion, resolve to give shareholders the opportunity to purchase the ordinary shares issued on conversion or exchange of any CCS on a pro rata basis, where practicable and subject to applicable laws and regulations. This would be at the same price as the holders of the CCSs would have acquired the ordinary shares.

HSBC's estimated CRD IV end point basis Common Equity Tier 1 capital ratio (as defined on page 580 of the Annual Report and Accounts) was 10.9 per cent as at 31 December 2013 and HSBC remains one of the best capitalised banks in the world, providing for both organic growth and dividend returns to shareholders.  HSBC remains well placed to meet expected future capital requirements, and will continue to take actions to remain in that position, taking into account the evolution of the regulatory environment.  Given its current capital position and the planned recovery actions it would take if a Trigger Event was deemed likely to arise, HSBC considers the circumstances in which a Trigger Event might occur in practice to be remote.

Will CCSs be redeemable?
The CCSs would not have a general right of redemption for the holders of the CCSs. It is expected that HSBC would have the right to redeem the CCSs after a minimum of 5 years and in certain other specified circumstances but any redemption features would need to be approved by the PRA prior to issue and any redemption would be subject to PRA approval at the time of redemption.

Will all CCSs be in the form of Additional Tier 1 Capital?
Yes. HSBC has no intention to issue capital securities pursuant to Resolutions 12 and 13 except for securities which constitute Additional Tier 1 Capital under applicable banking regulations. HSBC currently plans to issue Additional Tier 1 Capital in the form of CCSs rather than Permanent Write Down Notes.

Why is HSBC seeking authority to issue CCSs?
Issuing CCSs will give HSBC greater flexibility to manage its capital in the most efficient and economical way.  It is expected that Additional Tier 1 Capital will be a cheaper form of capital than issuing and maintaining Common Equity Tier 1 capital (e.g. ordinary shares) to satisfy the Tier 1 Capital requirement and (provided the Trigger Event does not occur) non-dilutive to existing shareholders. This should improve the returns available to existing shareholders whilst maintaining HSBC's capital strength, in line with prevailing banking regulations.

Accordingly, shareholder approval is being sought in Resolutions 12 and 13 to authorise the issue of CCSs or ordinary shares in the Company to be issued on conversion or exchange of CCSs.

At what price will the CCSs be issued and how will the conversion price be fixed?
As the CCSs are debt securities, they will be issued at or close to their face value in a manner typical for debt securities.  The terms and conditions for the CCSs will specify a fixed conversion price or a mechanism for setting a conversion price (which could include a variable conversion price determined by reference to prevailing market price on conversion subject to a minimum "floor" price) which will determine how many ordinary shares are issued on conversion or exchange of the CCSs if a Trigger Event occurred.  In respect of any CCSs issued (or shares issued on conversion or exchange of CCSs) under the authorities in Resolutions 12 and 13, the conversion price on issue of the CCSs will not be less than £2.70, being the lowest trading price (recorded on 9 March 2009) of HSBC's ordinary shares over the last 10 years (and will be subject to typical adjustments for securities of this type). This represents a discount of approximately 55 per cent to the closing price on 14 March 2014, being the latest practicable date prior to printing this document. This will need to be agreed with the PRA in advance of an issue of CCSs. Given that a Trigger Event is only likely to occur if the recovery action to prevent it has not been successful, the market price for ordinary shares at the time would be likely to be significantly lower than it is today. Accordingly, the conversion price set out in the terms of the CCSs on issue will most likely be at a significant discount to the market price of the shares at that time. Given the likely discount, the Directors consider it appropriate to use the 10 year historic low when considering the minimum conversion price.

How have you calculated the size of the authorities you are seeking?
The size of the authorities reﬂected in Resolutions 12 and 13 has been determined based on HSBC's expected capital structure in light of the increased regulatory capital requirements arising from the European Union legislation and PRA prudential regulatory requirements.  That structure includes at least 1.5 per cent of risk weighted assets in the form of Additional Tier 1 Capital. The authority sought is based on the maximum amount of Additional Tier 1 Capital that the Directors consider would be outstanding using those risk weighted asset figures and applying the conversion price based on historic lows of HSBC's share price over the last 10 years referred to above. The intention is to give the Directors flexibility in managing HSBC's capital structure given that the exact requirements for the terms of Additional Tier 1 Capital have yet to be finalised. For this reason, the resolutions give the Directors authority to set the speciﬁc terms of the CCSs after considering market practice and requirements at the time.

If Resolutions 12 and 13 are approved, HSBC will consider whether to issue CCSs in the coming year.  It is highly unlikely that the Directors would use the full authority granted under Resolutions 12 and 13 in this coming year. However, in line with the authorities sought by other UK headquartered banks, the Directors believe it is prudent to maintain the full flexibility permitted under CRD IV to do so. Before deciding to issue CCSs, the Directors would take into account a number of factors including market conditions at the time and the demand for CCSs, the specific regulatory requirements at the time to ensure treatment of CCSs as Additional Tier 1 Capital and the regulatory and market assessment of appropriate capital ratios.

The authorities in Resolutions 12 and 13 are required because the Directors are only permitted to issue up to 5 per cent of the issued ordinary share capital for cash on a non-pre-emptive basis under the general authorities in Resolutions 8 and 9. Given the administrative burden both in cost and time for a company the size of HSBC to obtain these types of authorities, the Directors do not consider it practical or in the interests of shareholders to seek a new authority each time an issue of CCSs is proposed.  It is important to have the flexibility to react quickly to market and regulatory demand.  Furthermore, in order to obtain PRA approval to the issuance of CCSs, all necessary allotment authorities need to be in place, so the process of seeking a new authority in addition to PRA approval would lead to unacceptable delay.

Waiver granted by the Hong Kong Stock Exchange
The Company has applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirements of Rule 13.36(1) of the Hong Kong Listing Rules pursuant to which the Company is permitted to seek (and, if approved, to utilise) the authority under Resolutions 12 and 13 to issue CCSs (and to allot ordinary shares into which they may be converted or exchanged) in excess of the limit of the general mandate of 20 per cent of the Company's issued share capital (the "Mandate"). The waiver has been granted on terms that permit the Mandate, if approved, to continue in force until:

(i)            the conclusion of the first annual general meeting of the Company following the date on which the Mandate is approved (or the close of business on 30 June 2015, whichever is the earlier) at which time the Mandate  shall lapse unless it is renewed, either unconditionally or subject to conditions;

(ii)           such time as it is revoked or varied by ordinary resolution of the shareholders in general meeting.

Appendix 2

Purchase of Ordinary Shares by the Company

Set out below is information concerning the proposed general mandate for the purchase of shares by the Company (Resolution 11), which incorporates the Explanatory Statement required to be sent to shareholders in accordance with the Hong Kong Listing Rules as well as details of the conditional waiver granted by the Hong Kong Stock Exchange to enable the Company to hold in treasury any shares it may repurchase.

(a)   It is proposed that the Company be given authority to purchase up to 1,886,422,044 ordinary shares of US$0.50 each ("Ordinary Shares") (which represent 10 per cent of the Ordinary Shares in issue on 14 March 2014, being the latest practicable date prior to the printing of this document). Purchases of shares would be at prices not below the nominal value of each Ordinary Share, US$0.50 (or the equivalent in the relevant currency in which the purchase is effected), and at not more than 105 per cent of the average of the middle market quotations for the Ordinary Shares on the London Stock Exchange for the five dealing days before the relevant purchase or 105 per cent of the average of the closing prices of the Ordinary Shares on the Hong Kong Stock Exchange for the five dealing days before the relevant purchase, whichever is the lower.

(b)   The Directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the Company to purchase Ordinary Shares in the market and to give power to the
        Directors to exercise such authority. The Directors intend that purchases of Ordinary Shares should only be made if they consider that the purchase would operate for the benefit of the Company and shareholders taking into account relevant factors and circumstances at that time, for example the effect on earnings per share. The Directors have no immediate plans to make any purchases under the proposed authority.

 (c)  It is expected that purchases will be funded from the Company's available cash flow or liquid resources and will, in any event, be made out of funds legally available for the purchase in accordance with the Articles of Association of the Company and the applicable laws of England and Wales.

(d)   The Directors would not make purchases in circumstances where to do so would have a material adverse effect on the capital requirements of the Company or the liquidity levels which, in the opinion of the Directors, are from time to time appropriate for the Company. If the power to make purchases were to be carried out in full (equivalent to 10 per cent of the Ordinary Shares in issue on 14 March 2014, being the latest practicable date prior to the printing of this document) there might be a material adverse impact on the capital or liquidity position of the Company (as compared with the position disclosed in its published audited accounts for the year ended 31 December 2013).

(e)   None of the Directors, nor, to the best of the knowledge of the Directors having made all reasonable enquiries, any associates (as defined in the Hong Kong Listing Rules) of the Directors, has a present intention, in the event that
        Resolution 11 is approved by shareholders, to sell any Ordinary Shares to the Company. No connected persons (as defined in the Hong Kong Listing Rules) of the Company have notified the Company that they have a present intention to sell shares in the Company to the Company or have undertaken not to sell any of the shares in the Company held by them to the Company, in the event that Resolution 11 is approved.

(f)    Under the provisions of the UK Companies Act 2006 the Company is permitted, following any repurchase of Ordinary Shares, to retain and hold such shares in treasury. While that Act does not impose a limit on the number of shares that a company can hold in treasury, UK investor protection guidelines and market practice in the UK is to limit the extent of any share purchase authority to 10 per cent of issued share capital, exclusive of treasury shares.
        On 19 December 2005, the Hong Kong Stock Exchange granted a conditional waiver to the Company to enable it to hold shares which it may repurchase in treasury (the "2005 Waiver"). The 2005 Waiver is subject to certain conditions, including compliance by the Company with all applicable laws and regulations in the United Kingdom in relation to the holding of shares in treasury. As part of the 2005 Waiver, the Company has agreed with the
        Hong Kong Stock Exchange a set of modifications to the Hong Kong Listing Rules necessary to enable the Company to hold treasury shares. The modifications also reflect various consequential matters to deal with the fact that the Company may hold treasury shares in the future. A full version of the modifications is available on the Company's website, www.hsbc.com, and the Hong Kong Stock Exchange's HKEx news website, www.hknews.hk. Copies of the modifications are also available from the Group Company Secretary, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom and the Corporation Secretary and Regional Company Secretary Asia-Pacific,
         The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong SAR. In accordance with the terms of the 2005 Waiver, the Company has confirmed to the Hong Kong Stock Exchange that it will comply with the applicable law and regulation in the United Kingdom in relation to the holding of any shares in treasury and with the conditions of the 2005 Waiver in connection with any shares which it may hold in treasury.

(g)   The Directors have undertaken to the Hong Kong Stock Exchange that, if they exercise any power of the Company to make purchases pursuant to Resolution 11, they will do so in accordance with the Hong Kong Listing Rules
         (as modified in accordance with the terms of the 2005 Waiver to enable the Company to hold in treasury any shares it may repurchase) and the applicable laws of England and Wales.

(h) The Directors are not aware of any consequences which would arise under any applicable Takeover Code as a result of any purchases made by the Company pursuant to Resolution 11, if approved.

(i) The Company has not purchased any of its own shares whether on the Hong Kong Stock Exchange or otherwise in the six months prior to the date of this document.

(j)    The highest and lowest closing prices at which Ordinary Shares or, in the case of the New York Stock Exchange, American Depositary Shares ("ADSs"), have traded on the Hong Kong, London, New York, Paris and Bermuda
        Stock Exchanges during each of the twelve completed months prior to the printing of this document) were as follows:

					New York		NYSE Euronext
	Hong Kong		London		Stock Exchange		Paris		Bermuda
	Stock Exchange		Stock Exchange		(ADSs1)		Stock Exchange		Stock Exchange
	Lowest	Highest	Lowest	Highest	Lowest	Highest	Lowest	Highest	Lowest	Highest
	(HK$)	(HK$)	(£)	(£)	(US$)	(US$)	(€)	(€)	(BD$)	(BD$)
March 2013	82.00	86.10	6.95	7.40	52.83	55.71	8.22	8.59	10.60	10.75
April 2013	79.65	84.50	6.63	7.11	50.88	54.86	7.75	8.37	10.45	10.50
May 2013	84.50	90.40	7.07	7.69	54.80	58.61	8.35	9.10	11.30	11.35
June 2013	79.25	86.50	6.55	7.31	50.68	55.77	7.72	8.55	10.95	10.95
July 2013	79.80	88.10	6.80	7.47	52.20	56.75	7.99	8.61	11.15	11.15
August 2013	82.00	89.55	6.76	7.54	52.42	57.97	7.85	8.71	10.65	10.95
September 2013	83.10	87.95	6.69	7.08	53.69	56.84	8.00	8.43	10.55	11.30
October 2013	83.30	86.00	6.64	6.89	53.49	56.02	7.87	8.15	10.55	11.15
November 2013	84.80	87.00	6.81	7.03	55.21	56.51	8.11	8.35	10.85	11.05
December 2013	81.80	87.05	6.46	6.77	53.01	55.55	7.67	8.18	10.45	10.75
January 2014	80.95	86.05	6.26	6.81	51.49	55.96	7.61	8.21	10.85	10.95
February 2014	78.65	84.85	6.21	6.56	50.60	54.58	7.50	7.98	10.45	10.65

1 Each ADS represents five Ordinary Shares.

Appendix 3

Directors' interests in the Ordinary Shares and loan capital of HSBC and notifications of major holdings of voting rights

Directors' interests in the Ordinary Shares and loan capital of HSBC

According to the register of Directors' interests maintained by HSBC Holdings plc pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors had the following interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC and its associated corporations at the time of approval of the Reports of the Directors on 24 February 2014.

In this Appendix, all references to "beneficial owner" means a beneficial owner for the purposes of the Securities and Futures Ordinance of Hong Kong.

	Beneficial owner	Child under 18 or spouse	Jointly with another person	Trustee	Total interests1
HSBC Holdings plc Ordinary Shares
John Coombe ...............................	23,397	-	-	-	23,397
Sir Jonathan Evans .......................	1,495	-	-	-	1,495
Joachim Faber ..............................	10,605	-	-	-	10,605
Rona Fairhead ..............................	-	-	21,660	-	21,660
Douglas Flint ................................	392,704	-	-	-	392,704
Stuart Gulliver ..............................	2,553,592	176,885	-	-	2,730,477
Sam Laidlaw .................................	33,706	-	-	1,4162	35,122
John Lipsky3 ................................	15,000	-	-	-	15,000
Iain Mackay .................................	65,130	-	-	-	65,130
Marc Moses………………………...	400,753	-	-	-	400,753
Sir Simon Robertson .....................	9,912	-	-	-	9,912

	RMBm	RMBm	RMBm	RMBm	RMBm
HSBC Bank plc 2.875% Notes 2015
Joachim Faber4 ... ..........................	5.1	-	-	-	5.1

1  Details of executive Directors' other interests in HSBC Holdings plc Ordinary Shares arising from the HSBC Holdings savings-related share option plans, the HSBC Share Plan, the HSBC Share Plan 2011 and the Group
    Performance Share Plan are set out on page 403 of  the 2013 Annual Report and Accounts. The aggregate interests under the Securities and Futures Ordinance of Hong Kong in HSBC Holdings plc Ordinary Shares, including interests arising through employee share plans were: Douglas Flint - 444,103; Stuart Gulliver - 4,885,384; Iain Mackay - 678,831. Upon his appointment as a Director on 1 January 2014, Marc Moses' aggregate interests were 1,305,872. Each Director's total interests represents less than 0.03 per cent of the shares in issue.

2 Non-beneficial.
3  Interest in 3,000 listed American Depositary Shares ('ADSs'), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings plc
    Ordinary Shares.

4 Non-beneficial interest in renminbi (RMB) 1.2m 2.875% Notes 2015.
5  Safra Catz, Laura Cha, Marvin Cheung, Renato Fassbind, James Hughes-Hallett and Rachel Lomax had no interests in the shares or loan capital of the Company and its associated corporations at the time of approval of the Report of
    Directors on 24 February 2014.

The following changes in the interests of Directors in the Ordinary Shares and loan capital of the Company and its subsidiaries or associated corporations have been notified to the Company during the period from approval of the Reports of the Directors on 24 February 2014 to 14 March 2014, being the latest practicable date prior to the printing of this document:

(a)  On 24 February, Sir Simon Robertson purchased 12,000 Ordinary Shares; on 25 February, Stuart Gulliver sold 261,859 Ordinary Shares; on 26 February, Safra Catz purchased 3,823 American Depository Shares ('ADSs') representing
      19,115 Ordinary Shares; on 27 February, Joachim Faber purchased 13,500 Ordinary Shares; on 11 March, Sir Jonathan Evans purchased 1,600 Ordinary Shares; and on 12 March, Iain Mackay sold 65,130 Ordinary Shares. All of these interests were held as beneficial owner.

(b)   On 10 March, the following Directors were granted a deferred award of Restricted Shares under the HSBC Share Plan 2011. Their additional interests as a beneficial owner of Ordinary Shares are shown below:

Stuart Gulliver	88,766
Iain Mackay	51,997
Marc Moses	51,992

On 10 March, the following Directors were granted an award of Restricted Shares under the HSBC Share Plan 2011 which vested immediately. Their additional interests as a beneficial owner of Ordinary Shares are shown below:

Stuart Gulliver	59,178
Iain Mackay	34,664
Marc Moses	34,661

Stuart Gulliver's, Iain Mackay's and Marc Moses' interests as beneficial owner were reduced by 27,814, 16,293 and 16,291 Ordinary Shares respectively upon the sale of such Ordinary Shares by the Trustee of the HSBC Share Plan 2011 to meet the tax liabilities arising on these vestings. The balance of 18,371 Ordinary Shares acquired by Iain Mackay upon vesting of the award must be retained for six months. The balance of 31,364 and 18,370 Ordinary Shares acquired by Stuart Gulliver and Marc Moses were sold by the Trustee of the HSBC Share Plan 2011. Stuart Gulliver and Marc Moses must retain an equivalent number of shares from their existing shareholdings for six months.

On 10 March, the following Directors were granted conditional awards under the Group Performance Share Plan, being the long-term incentive plan of the HSBC Share Plan 2011. Their additional interests as a beneficial owner of Ordinary Shares are shown below:

Stuart Gulliver	591,779
Iain Mackay	346,647
Marc Moses	346,613

(c) On 12 March, the Restricted Share awards made to the following Directors in 2012 under the HSBC Share Plan 2011 vested in part:

Stuart Gulliver's, Iain Mackay's and Marc Moses' interests as beneficial owner were reduced by 39,982, 20,130 and 20,924 Ordinary Shares respectively upon the sale of such Ordinary Shares by the Trustee of the HSBC Share Plan 2011 to meet the tax liabilities arising on these vestings. The balance of 22,698 Ordinary Shares released to Iain Mackay upon the partial vesting of the relevant award must be retained for six months. The balance of 45,086 and 23,594 Ordinary Shares released to Stuart Gulliver and Marc Moses upon the partial vesting of the relevant awards were sold by the Trustee of the HSBC Share Plan 2011. Stuart Gulliver and Marc Moses must retain an equivalent number of shares from their existing shareholdings for six months.

(d)  As at 14 March 2014, being the latest practicable date prior to the printing of this document, Kathleen Casey, who was appointed a non-executive Director on 1 March 2014, had no interests in the shares or loan capital of the
        Company and Jonathan Symonds, whose appointment as a non-executive Director will take effect on 14 April 2014, had an interest in 19,599 Ordinary Shares of the Company(15,200 of which were held as beneficial owner and
        4,399 were held by his spouse).

Notifications of major holdings of voting rights

The following notifications of major holdings of voting rights have been made to the Company and have not been amended or withdrawn, as at 14 March 2014, being the latest practicable date prior to printing this document, pursuant to the requirements of Rule 5 of the Financial Conduct Authority's Disclosure Rules and Transparency Rules:

• Legal & General Group Plc gave notice on 10 July 2013 that on 9 July 2013 its holding of HSBC Holdings plc Ordinary Shares fell below 3.00 per cent of the total voting rights at that date; and

•     BlackRock, Inc. gave notice on 9 December 2009 that on 7 December 2009 it had the following: an indirect interest in HSBC Holdings plc Ordinary Shares of 1,142,439,457; qualifying financial instruments with 705,100 voting rights that may be acquired if the instruments are exercised or converted; and financial instruments with similar economic effect to qualifying financial instruments which refer to 234,880 voting rights. These interests represent 6.56 per cent, 0.0041 per cent and 0.0013 per cent respectively of the total voting rights at that date.

The following notifications of major holdings have been made to the Company and have not been amended or withdrawn, as at 14 March 2014, being the latest practicable date prior to printing this document, pursuant to the requirements of section 336 of the Securities and Futures Ordinance of Hong Kong:

•     JPMorgan Chase & Co. gave notice on 14 March 2014 that on 12 March 2014 it had the following interests in HSBC Holdings plc Ordinary Shares: a long position of 1,519,822,349 shares; a short position of 367,474,528 shares; and
       a lending pool of 858,378,386 shares. These interests represent 8.07 per cent, 1.95 per cent and 4.55 per cent, respectively, of the Ordinary Shares in issue at that date; and

•     BlackRock, Inc. gave notice on 8 January 2013 that on 3 January 2013 it had the following interests in HSBC Holdings plc Ordinary Shares: a long position of 1,110,172,768 shares and a short position of 35,234,325 shares, each representing 6.00 per cent and 0.19 per cent, respectively, of the Ordinary Shares in issue at that date.

This page has been left intentionally blank.

How to send us a question you would like to have addressed at the AGM

AGM - 23 May 2014

If there is a question or questions you would like to have addressed at the AGM on 23 May 2014, please write your question(s) here and return this form as indicated below. Alternatively, please send your question by email to shareholderquestions@hsbc.com.
Question(s)…………………….…………………………………………………………………
…………………………………...……………………………….………………………………..
………………………………………………………………………………………………………
………………………………………………………………………………………………………
………………………………………………………………………………………………………
………………………………………………………………………………………………………

We will endeavour to address any issues raised when the item of business to which the question relates is under consideration by the AGM. Any questions submitted that are not relevant to the business of the AGM will be forwarded for the attention of an appropriate executive. These might include matters relating to a shareholder's bank account or affairs which are unlikely to be relevant to the business of the AGM.

Submitting a question in advance of the AGM does not affect your rights as a shareholder to attend and speak at the AGM.

Signed:

Name:

Shareholder Reference Number:

Please return this form to the Registrar:

Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 3BD, United Kingdom; Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong SAR; or Investor Relations team, HSBC Bank Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014